Exhibit 21

List of Significant Subsidiaries and Associated Companies of Evotec AG

Subsidiaries	Jurisdiction of incorporation or organization	Evotec’s voting interest
		(%)
Evotec (UK) Ltd.	United Kingdom	100.0
ENS Holdings, Inc.	Delaware	100.0
EVOTEC NeuroSciences GmbH	Germany	100.0
Evotec Inc.	Delaware	100.0
Neuro 3D, S.A.	France	100.0

Investment Associated Companies	Jurisdiction of incorporation or organization	Evotec’s voting interest
		(%)